Exhibit H



                    PROPOSED FORM OF FEDERAL REGISTER NOTICE
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SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

June __, 1999

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ______________, 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After _____________, 1999, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

SEMPRA ENERGY, ET AL.
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     Sempra Energy ("Sempra"), 101 Ash Street, San Diego, California 92101, and
its wholly-owned subsidiary, Bangor Pacific, Inc. ("Bangor Pacific"), have filed an application or declaration pursuant to Sections 3(a), 9(a)(2) and 10 of the Act. Sempra seeks approval for the acquisition of a 50% membership interest in Bangor Gas Company, L.L.C. ("Bangor Gas"), a Maine limited liability company. Sempra and Bangor Pacific also request an order of the Commission under Section 3(a) exempting them and their subsidiary companies as such from all provisions of the Act, except Section 9(a)(2).


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     Sempra , a California corporation, is an exempt holding company pursuant to
Section 3(a)(1) of the Act.(1) Sempra was organized in 1997 in order to effect a business combination between Pacific Enterprises, the parent company of Southern California Gas Company ("SoCalGas"), and Enova Corporation, the parent company of San Diego Gas and Electric Company ("SDG&E"). SoCalGas distributes gas at retail to approximately 4.8 million customers within a service territory of 23,000 square miles in central and southern California. The SoCalGas system includes approximately 2,900 miles of transmission and storage pipeline, 44,000 miles of distribution pipeline, 43,000 miles of service pipeline, and 10 compressor stations, as well as five underground storage reservoirs with a combined working capacity of about 116 billion cubic feet ("Bcf"). SDG&E is engaged in the generation, transmission, distribution, and sale of electricity and the distribution and sale of natural gas. SDG&E serves approximately 1.2 million electricity customers within a franchised service territory that includes San Diego County and southern Orange County, California, and provides natural gas service to more than 700,000 customers in San Diego County. SDG&E's natural gas facilities include 164 miles of transmission pipeline, 6,843 miles of distribution pipeline, and two compressor stations. All of the gas delivered to SDG&E by its suppliers is transported through the SoCalGas pipeline system. SoCalGas and SDG&E are subject to pervasive regulation by the California Public Utilities Commission.

     Frontier Energy, LLC ("Frontier Energy"), a North Carolina limited liability company, is also an indirect public-utility subsidiary of Sempra. Frontier Energy is completing construction of a new gas utility distribution system in a four-county area of western North Carolina.(2)

     For the year ended December 31, 1998, Sempra reported consolidated operating revenues of $5.481 billion, of which $2.772 billion represented gas utility revenues (including revenues from transporting customer-owned gas) and $1.865 billion represented electric revenues. At December 31, 1998, Sempra had total assets of approximately $10.456 billion, of which $5.441 billion consisted of net utility (electric and gas) plant. During 1998, the total gas throughput on the Sempra system was 962 Bcf, of which 521 Bcf (or about 54%) represented deliveries of customer-owned gas for which the company provides only transportation service. Electric sales in 1998 totaled 17,955 million kwhrs.

     In a separate proceeding (File No. 70-9489), Sempra is seeking approval pursuant to Sections 9(a)(2) and 10 of the Act to acquire, through a statutory merger, all of the issued and outstanding common stock of KN Energy, Inc. ("KN"), which operates small gas distribution systems in parts of Colorado, Wyoming and Nebraska. KN is primarily engaged through subsidiaries in interstate and intrastate gas transportation, gas production and marketing. Its gas distribution business accounts for about 5% of its overall operations, based on gross revenues.

     Sempra's principal non-utility subsidiaries include Sempra Energy Trading Corp. ("Sempra Trading"), a marketer of natural gas, electricity, and other energy products, and Sempra Energy Utility Ventures ("SEUV"), which currently owns all of the outstanding voting securities of Bangor Pacific. SEUV engages in the acquisition, development, and operation of regulated energy utilities in the eastern United States and Canada. SEUV was instrumental in completing the development of the Frontier Energy system in North Carolina and has been

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1    See Sempra Energy, 67 SEC Docket 994 (June 26, 1998) and 69 SEC Docket 104
     (February 1, 1999).
2    See Sempra Energy, et al., 69 SEC Docket 104 (February 1, 1999).

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directly involved, in cooperation with Bangor Hydro-Electric Company ("BHE"), in the planning and development of the Bangor Gas system.

     Through Bangor Pacific, Sempra has indirectly acquired 50% of the membership interests of Bangor Gas. Bangor Gas was formed in 1997 to construct and operate a gas distribution system in the greater Bangor, Maine area. The remaining membership interests in Bangor Gas have been acquired by Penobscot Natural Gas Company, Inc. ("Penobscot Gas"), a Maine corporation and a subsidiary of BHE, an electric utility company which serves portions of eastern Maine. The Maine Public Utilities Commission ("MPUC") has granted Bangor Gas full authority and unconditional certification to construct, own and operate a gas distribution service system in Bangor, Maine and several nearby towns.
The MPUC also approved the terms of a proposed Support Services Agreement between Bangor Gas and SEUV and BHE pursuant to which SEUV and BHE will provide various administrative, engineering, operations, marketing, risk management, finance, accounting and other management services to Bangor Gas at or below market rates, as well as a financing plan for Bangor Gas.

     Bangor Gas commenced construction of the new system in the greater Bangor area during the second quarter of 1998. When completed, the system will consist of approximately 25 miles of transmission mains and at least 200 miles of distribution mains. The system will interconnect directly with the Maritimes & Northeast Pipeline ("MNP"), which is currently under construction with a planned in-service date of November 1999. Assuming timely completion of the MNP pipeline project, it is expected that Bangor Gas will commence gas service in some locations in time for the 1999-2000 heating season. Bangor Gas estimates that, by the end of the tenth year following commencement of construction, it will serve up to 13,000 residential, commercial, and industrial customers in a 70 square-mile area in Maine having an estimated population of 75,000. As a public utility under Maine law, Bangor Gas will be subject to regulation by the MPUC as to rates, service, securities issuances and other matters.

         Initially, Bangor Gas will purchase 100% of its gas requirements from Sempra Trading. Sempra Trading will commit to source at least 50% of the gas it sells to Bangor Gas from production in the Western Canada Sedimentary Basin, the Permian Basin and the San Juan Basin. It is stated that these same three basins account for most of the gas SoCalGas and SDG&E purchase for resale to their core customers.

     Sempra states that the day-to-day operations of Bangor Gas will be under the control of its General Manager, who will be located at Bangor Gas's corporate headquarters in Bangor, Maine. The General Manager will report to the President of Bangor Gas, who will be located in San Diego, California. It is also anticipated that Bangor Gas will be staffed by a combination of current employees of the members of Bangor Gas and their respective affiliates and new hires from the local area in Maine.

     As previously indicated, SEUV is overseeing the development and construction of the Bangor Gas system. On an ongoing basis, SEUV and BHE will provide Bangor Gas with a variety of administrative, marketing, engineering, finance and other management services. Specifically, it is anticipated that SEUV, utilizing in some instances personnel made available by SoCalGas and SDG&E, will provide services to Bangor Gas in such areas as payroll, tax, insurance, accounting, regulatory support, procurement/materials and quality assurance programs, technical and design engineering, training and legal services. SEUV, in conjunction with Sempra Trading and Bangor Gas's General Manager in Maine, will also coordinate the purchase, scheduling and delivery of natural gas, transportation capacity and related financial risk management products for Bangor Gas.


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

     Sempra states that Bangor Gas will realize significant benefits as a result of becoming a part of the much larger Sempra system, particularly in the areas of gas supply, increased purchasing power, and the ability to utilize the expertise and resources available from Sempra's other subsidiaries. Among other obvious benefits and savings, Bangor Gas will avoid many of the typical start-up costs that it would otherwise have to incur, and will also avoid the need to hire a staff of gas procurement specialists.

     Sempra is also requesting the Commission to find that its current exemption under Section 3(a)(1) of the Act will not be affected by reason of its indirect acquisition of the voting securities of Bangor Gas. In support of such request, Sempra states that (1) Sempra and each of its current material public-utility subsidiaries (i.e., SoCalGas and SDG&E) are predominantly intrastate in character and carry on their public utility operations substantially in California, the state in which Sempra and each such material subsidiary are incorporated, and will remain predominantly intrastate in character even after acquiring Bangor Gas,(3) and (2) Sempra will not derive "any material part of its income" from Bangor Gas.(4)

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3    SoCalGas and SDG&E derive virtually all (99%) of their utility revenues from operations in California. Taking into account the projected operations of Bangor Gas in Maine, as well as the operations of KN in Colorado, Wyoming and Nebraska and projected operations of Frontier Energy in North Carolina, Sempra estimates that it will still derive at least 95% of its utility revenues from operations in California, and that less than 5% of its utility customers and total net utility plant will be located outside California.
4 Based on current projections, the 50% share of Bangor Gas's revenues attributable to Sempra is expected to account for far less than 1% of the consolidated utility revenues of Sempra on a pro forma basis.


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